UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 333-189579

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2012	December 31, 2011
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$9,994,757	$9,502,769

Net Assets Available for Benefits at Fair Value	9,994,757	9,502,769
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(35,676)	(41,507)

Net Plan Assets	$9,959,081	$9,461,262

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2012
INCOME, EXPENSES AND TRANSFERS
ADDITIONS:
Contributions:
Participant contributions	$325,756
Employer contributions	100,676

Total contributions	426,432

Investment income:
Interest	5
Dividends	144,559
Net appreciation in fair value of investments	243,269
Income from Master Trust	179,859

Total investment income	567,692

Interest income on notes receivable from participants	11,028

Total additions	1,005,152

DEDUCTIONS:
Benefits paid to participants	499,540
Administrative expenses	7,793

Total deductions	507,333

NET INCREASE IN NET ASSETS	497,819
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,461,262

End of year	$9,959,081

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2012
SPECIFIC ASSETS
Employer Securities	$3,349,778
Participant Loans	$226,000

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 27, 2013	/s/ Carter M. Reid
Carter M. Reid Chair, Dominion Resources Services, Inc. Administrative Benefits Committee

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